Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

McDATA CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING

LETTER TO ALL OF ITS STOCKHOLDERS ON JANUARY 12, 2007.

YOUR VOTE IS IMPORTANT

January 10, 2007

Dear Fellow Stockholder:

The Special Meeting of Stockholders of McDATA Corporation (“McDATA”) scheduled for January 25, 2007, is rapidly approaching. Your vote is important. Please take one moment of your time to vote your shares.

According to our latest records, we have not yet received your vote for this important meeting. As set forth in the joint proxy statement/prospectus, dated December 6, 2006 previously mailed to you (the “Proxy Statement”), McDATA stockholders are being asked to adopt the Agreement and Plan of Reorganization, dated as of August 7, 2006, that, if approved, would provide for the acquisition of McDATA by Brocade Communications Systems, Inc. (“Brocade”). If the merger is completed, McDATA stockholders will receive 0.75 of a share of Brocade common stock for each share of McDATA Class A or Class B common stock they own as of the effective time of the merger.

Our Board of Directors has unanimously approved the merger agreement and recommends that our stockholders vote FOR adoption of the merger agreement. The approval of the proposed merger requires the affirmative vote of holders owning a majority of our outstanding shares. Accordingly, the vote of all stockholders is important. If you do not vote your shares, it has the same effect as voting against the merger agreement. Please act today to vote your shares.

Please help us save further solicitation costs by promptly voting by telephone, via the Internet, or by signing, dating and returning the enclosed proxy or voting instruction form in the postage-paid return envelope provided. See reverse side of this letter for additional instructions. If you have any questions or need assistance voting your shares, please call D. F. King & Co., Inc., toll-free at 1-800-735-3107.

Thank you for your cooperation and continued support.

Sincerely,

/s/ John A Kelley
John A Kelley
Chairman, President and
Chief Executive Officer

3 EASY WAYS TO VOTE

Help your company avoid the expense of further solicitation by voting today. You may use one of the following simple methods to vote your shares:

1.	Vote by Telephone. Call the toll-free number listed for this purpose on your proxy or voting instruction form. Have your control number listed on the form ready and follow the simple instructions.

2.	Vote by Internet. Go to the website listed on your proxy or voting instruction form. Have your control number listed on the form ready and follow the simple instructions.

3.	Vote by Mail. Mark, sign, date and return your proxy or voting instruction form in the postage-paid return envelope provided.

YOUR VOTE IS IMPORTANT — PLEASE ACT TODAY

Street name shareholders: Your bank or broker cannot vote your shares on the merger proposal unless it receives your specific instructions. Please contact the person responsible for your account and instruct him or her to cast a vote “FOR” the merger on your behalf.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the merger and Brocade and McDATA have filed with the SEC and mailed to their respective stockholders a joint proxy statement/prospectus in connection with the merger. The Registration Statement and the joint proxy statement/prospectus contain important information about Brocade, McDATA, the merger and related matters. Investors and security holders are urged to read the Registration Statement and the joint proxy statement/prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the joint proxy statement/prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the joint proxy statement/prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the merger described herein. Information regarding the special interests of these directors and executive officers in the merger described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the merger described herein. Information regarding the special interests of these directors and executive officers in the merger described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.